Exhibit 99.1

FOR IMMEDIATE RELEASE

COMMUNICATIONS SYSTEMS, INC. REPORTS THIRD QUARTER 2016 FINANCIAL RESULTS

Minnetonka, MN – November 3, 2016 – Communications Systems, Inc. (NASDAQ: JCS) (“CSI” or the “Company”), a global provider of connectivity infrastructure and services for deployments of broadband networks, today announced financial results for the third quarter (“Q3”) ended September 30, 2016, including a discussion of results of operations by segment.

Third Quarter 2016 Summary

•	Q3 2016 consolidated sales were $25.6 million, compared to $32.2 million in Q3 2015, primarily due to lower legacy product sales at Suttle.

•	CSI’s manufacturing business units registered strong new product sales[1] growth in Q3 2016.

•	Suttle’s new product sales increased 36% year over year to $3.4 million.

•	Transition Networks’ new product sales rose 118% year over year to $3.0 million.

•	Q3 2016 consolidated operating loss was $1.2 million compared to operating income of $0.4 million in Q3 2015, primarily driven by a $2.6 million operating loss at Suttle as a result of declining legacy product sales volumes and pricing.

•	Transition Networks recorded a signficant improvement in operating income, which grew 80% to $1.6 million from $0.9 million in Q3 2015, reflecting the favorable impact of cost reduction initiatives. JDL Technologies also contributed $0.5 million to consolidated operating income in Q3 2016.

•	Q3 2016 net loss was $1.3 million, or $(0.14) per diluted share, compared to net income of $1.3 million, or $0.15 per diluted share, in Q3 2015. The 2015 third quarter benefitted from a $1.1 million, or $0.13 per diluted share, R&D tax credit related to years 2011-2014. Due to losses sustained in 2015 and 2016, a tax valuation allowance has been applied to the 2016 tax provision resulting in no tax benefit being booked in the current year.

•	Net cash, cash equivalents, and investments totaled $12.8 million as of September 30, 2016.

CSI’s Chief Executive Officer Roger H.D. Lacey commented, “In Q3 2016, we continued to grow new product sales at our manufacturing businesses, implemented corporate and business unit cost reductions and achieved company-wide operational improvements through our Lean Six Sigma initiative, “OneCSI.” This quarter Transition Networks demonstrated the significant potential of our cost-reduction efforts, reporting an 80% year-over-year increase in operating income on roughly flat year-over-year revenue growth. We remain optimistic that the right-sizing initiatives we implemented at Suttle similarly will lead to operating improvement in 2017.

“Countering a decline in international sales, Suttle’s domestic revenue increased 1.4% year to date. While we can’t control the pace of decline in legacy product sales, we can and are building new product revenue streams, with an emphasis on innovative solutions that address the global buildout of Gigabit broadband as well as bandwidth, distance and security limitations of networks that are always in transition. Suttle’s new product sales increased 36% year over year to $3.4 million, or approximately 33% of total Q3 2016 business unit sales. Transition Networks’ new product sales grew by 118% to $3.0 million, or approximately 26% of total business unit sales in Q3 2016. We expect several new products currently in various stages of the customer approval process at Suttle and Transition Networks will favorably impact 2017 results.”

Mr. Lacey concluded, “JDL Technologies, our IT services business, continued to contribute positive operating income, albeit at a lower level from the prior year quarter, primarily reflecting inherent variability in the education sector’s technology refresh schedules. To offset this type of variability, JDL Technologies is focused on growing recurring revenues from its award-winning IT managed services platform by expanding into new geographies and verticals, while continuing to penetrate the healthcare sector with its well-established HIPAA-compliant IT services offering. In conclusion, we believe we are pursuing the best strategy at each business to return CSI to profitable growth.”

1 “New product sales” represent sales from new products introduced within the last three years.

Q3 2016 Segment Financial Overview

Suttle

(in 000s)	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Sales	$10,420	$15,091	$33,424	$37,469
Gross profit	340	3,091	3,485	6,787
Operating loss	(2,551)	(779)	(6,553)	(4,893)

Suttle’s sales decreased 31% to $10.4 million in Q3 2016, from $15.1 million in Q3 2015 due to lower sales of its legacy products in international markets, and a disrupted ordering cycle with a major domestic customer. Sales to the major communication service providers decreased 14% to $9.4 million in Q3 2016 from $11.0 million in Q3 2015. Gross margin as a percentage of sales decreased to 3.3% from 20.5% in the same period of 2015 due to reduced productivity in the manufacturing process related to certain new product introductions and write off of obsolete inventory.

Transition Networks

(in 000s)	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Sales	$11,789	$11,897	$30,294	$31,415
Gross profit	5,439	5,450	13,024	13,930
Operating income / (loss)	1,615	898	(200)	(354)

Transition Networks’ sales were $11.8 million in Q3 2016, compared to $11.9 million in Q3 2015. Sales in North America remained approximately flat in Q3 2016 as compared to Q3 2015, while international sales decreased 4%, or by $0.1 million. Transition Networks’ operating income increased 80% to $1.6 million in Q3 2016, from $0.9 million in Q3 2015, primarily reflecting initiatives to reduce global selling costs and higher gross margin due to improved product mix.

JDL Technologies

(in 000s)	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Sales	$3,397	$4,982	$12,360	$10,565
Gross profit	1,013	1,776	4,335	2,917
Operating income	450	920	1,804	195

JDL Technologies’ sales decreased 32% to $3.4 million in Q3 2016, from $5.0 million in Q3 2015. Revenue from the education sector declined 39% to $2.4 million in Q3 2016, from $3.9 million in Q3 2015, due to the cyclical nature of the education sector and its technology refresh schedule.

Net2Edge

(in 000s)	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Sales	$275	$538	$1,434	$1,073
Gross profit	147	288	752	620
Operating loss	(689)	(608)	(1,747)	(1,926)

Net2Edge’s sales decreased 49% to $0.3 million in Q3 2016, from $0.5 million in Q3 2015, due to scheduling of major account orders.

Financial Condition

CSI’s balance sheet at September 30, 2016 included cash, cash equivalents, and investments of $12.8 million, working capital of $44.7 million, and stockholders’ equity of $63.8 million.

Form 10-Q

For further information, please see the Company’s Form 10-Q, which will be filed on November 4, 2016.

About Communications Systems

Communications Systems, Inc. provides connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

Forward-Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Communications Systems’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems’ business. These risks, uncertainties and contingencies are presented in the Company’s Annual Report on Form 10-K and, from time to time, in the Company’s other filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Further, investors should keep in mind that the Company’s financial results in any particular period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:

Communications Systems, Inc.	The Equity Group Inc.
Edwin C. Freeman	Devin Sullivan
Treasurer and VP of Corporate Development	Senior Vice President
952-996-1674	212-836-9608
efreeman@commsysinc.com	dsullivan@equityny.com

Roger H. D. Lacey	Kalle Ahl, CFA
Chief Executive Officer	Senior Associate
952-996-1674	212-836-9614
kahl@equityny.com

Selected Income Statement Data
	Unaudited
	Three Months Ended		Nine Months Ended
	Sep. 30, 2016	Sep. 30, 2015	Sep. 30, 2016	Sep. 30, 2015
Sales	$25,616,640	$32,246,166	$76,594,526	$79,988,763
Gross profit	$6,690,598	$10,423,835	20,835,359	23,849,642
Operating (loss) income	(1,175,411)	431,391	(2,567,076)	(6,977,516)
(Loss) income before income taxes	(1,260,468)	514,298	(6,032,319)	(6,897,643)
Income tax expense (benefit)	3,301	(769,656)	242,617	(2,989,951)
Net (loss) income	$(1,263,769)	$1,283,954	$(6,274,936)	$(3,907,692)

Basic net (loss) income per share	$(0.14)	$0.15	$(0.71)	$(0.45)
Diluted net (loss) income per share	$(0.14)	$0.15	$(0.71)	$(0.45)
Cash dividends declared per share	$0.04	$0.16	$0.36	$0.48

Average basic shares outstanding	8,849,236	8,707,564	8,816,042	8,692,154
Average dilutive shares outstanding	8,849,236	8,743,179	8,816,042	8,692,154

Selected Balance Sheet Data
	Unaudited
	Sep. 30, 2016	Dec. 31, 2015
Total assets	$76,471,515	$87,916,230
Cash, cash equivalents & investments	12,777,114	21,334,910
Working capital	44,733,321	46,448,294
Property, plant and equipment, net	16,294,720	17,468,420
Long-term liabilities	181,619	290,087
Stockholders’ equity	63,760,110	72,184,691